October 31, 2005

Mail Stop 4561

J. William Blackham
President, Chief Executive Officer and Director
Eagle Hospitality Properties Trust, Inc.
100 E. RiverCenter Blvd., Suite 480
Covington, KY 41011

 RE: Eagle Hospitality Properties Trust, Inc.
  Registration Statement on Form S-3 Filed October 3, 2005
  Supplemental Response provided October 26, 20005
  File No. 333-128799

Dear Mr. Blackham:

      This is to advise you that we have limited our review of the above registration statement to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Selling Shareholder Table
1. We note your response to previous comment 2 and reissue the comment. Please file an amendment disclosing in tabular format the information required by Item 507. Note that if you are unable to determine the number of shares that any individual shareholder will sell, you should assume that the shareholder will sell all of the shares offered for purposes of Item 507 disclosure. You may also include footnote disclosure explaining the cash value option and disclosing that the number of common shares beneficially owned prior to the offering represents the number of units redeemable for common shares unless the Eagle Hospitality Properties elects to redeem the units for cash.
2. Please ensure that the tabular presentation of shares owned before the offering includes all shares beneficially owned and shares that the selling stockholder has the right to acquire within 60 days. Refer to Rule 13d-3(d)(1)(i). You may retain footnote disclosure to describe any shares for which the selling stockholder has disclaimed beneficial ownership; however, the tabular disclosure should still include those shares. Also include all shares that vested on October
6, 2005.
3. Your response to prior comment 3 states that the correct number of shares being offered for resale is 4,031,334. Please reconcile this number with the disclosure on page 36, which states that the prospectus covers an additional 354,872 shares offered by the selling stockholders. Also, please tell us why the number of shares that you are registering for a primary offering upon redemption of OP units is greater than 4,031,334.


* * *


  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


 Please direct any questions to Charito A. Mittelman at (202)
551-3402, or the undersigned at (202) 551-3780.



Sincerely,



Karen J. Garnett
Assistant Director



cc:  Michael O`Sullivan, Esq.  (via facsimile)








??

??

??

??

J. William Blackham
Eagle Hospitality Properties Trust, Inc.
October 31, 2005
Page 3